SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT No. 7

to

ANNUAL REPORT OF

THE REPUBLIC OF ARGENTINA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2016

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Andrés de la Cruz

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

*	The Registrant is filing this amendment No. 7 to its annual report on a voluntary basis.

Explanatory Note

This amendment to the Republic of Argentina’s (the “Republic”) Annual Report on Form 18-K for the year ended December 31, 2016 (the “Annual Report”) comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit 1:	Form of the New 2117 Bonds.

Exhibit 2:	Registration Rights Agreement, dated June 28, 2017, among the Republic, Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Nomura Securities International, Inc. and Santander Investment Securities Inc.

Exhibit 3:	Form of Letter to Brokers.

Exhibit 4:	Form of Letter to Clients.

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, the Republic of Argentina, has duly caused this annual report or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina, on the 18th day of May, 2018.

THE REPUBLIC OF ARGENTINA

By:	/s/ LUIS A. CAPUTO
Name:	Luis A. Caputo
Title:	Minister of Finances of the Republic of Argentina

Exhibit Index

Exhibit 1:	Form of the New 2117 Bonds.

Exhibit 2:	Registration Rights Agreement, dated June 28, 2017, among the Republic, Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Nomura Securities International, Inc. and Santander Investment Securities Inc.

Exhibit 3:	Form of Letter to Brokers.

Exhibit 4:	Form of Letter to Clients.

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